Exhibit 5.2

777 South Figueroa Street

Los Angeles, California 90017-5800

213 680-8400 www.kirkland.com	Facsimile: 213 680-8500

April 30, 2008

Interpore Cross International, LLC

181-185 Technology Drive West

Irvine, California 92618

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special legal counsel to Interpore Cross International, LLC, a California limited liability company (f/k/a Interpore Cross International, Inc.) (the “Guarantor”) and wholly-owned subsidiary of Biomet, Inc., an Indiana corporation (the “Issuer”), in connection with the Guarantor’s guarantees (the “Guarantees”), along with other guarantors, of (i) $775,000,000 in aggregate principal amount of the Issuer’s 10% Senior Notes due 2017 (the “Senior Notes”) and $775,000,000 in aggregate principal amount of the Issuer’s 10-3/8/11-1/8% Senior Toggle Notes due 2017 (the “Senior Toggle Notes”) issued pursuant to the Senior Notes Indenture (as defined below) and (ii) $1,015,000,000 in aggregate principal amount of the Issuer’s 11-5/8% Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes” and, together with the Senior Notes and the Senior Toggle Notes, the “Exchange Notes”) issued pursuant to the Senior Subordinated Notes Indenture (as defined below). We understand that (i) the Exchange Notes are being issued by the Issuer in connection with an exchange offer being made pursuant to a Registration Statement on Form S-4 (such Registration Statement, as supplemented or amended, is hereinafter referred to as the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) on or about April 30, 2008, under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the obligations of the Issuer under the Exchange Notes will be guaranteed by the Guarantor, along with other guarantors, as provided in (x) the Senior Notes Indenture (as may be amended or supplemented from time to time, the “Senior Notes Indenture”), dated as of September 25, 2007, among the Issuer, the guarantors set forth therein and Wells Fargo Bank, National Association, as Trustee, and (y) the Senior Subordinated Notes Indenture (as may be amended or supplemented from time to time, the “Senior Subordinated Notes Indenture”; together with the Senior Notes Indenture, the “Indentures”), dated as of September 25, 2007, among the Issuer, the guarantors set forth therein and Wells Fargo Bank, National Association, as Trustee, along with other guarantors and (iii) the Exchange Notes and each of the Guarantees are to be issued pursuant to the Indentures, in exchange for and in replacement of the Senior Notes, Senior Toggle Notes and Senior Subordinated Notes subject to the exchange offer pursuant to the Registration Statement (the “Existing Notes”). This letter is being delivered to you at the request of the Issuer and at your request.

In connection with issuing this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) the Certificate of Formation, Operating Agreement of the Guarantor and information contained in certificates obtained from governmental authorities (the “Organizational Documents), (ii) factual information provided to us in a certificate signed by the Guarantor, (iii) resolutions of the Guarantor with respect to the Guarantees, (iv) the Indentures and (v) the Registration Statement (collectively, the “Transaction Documents”).

Subject to the assumptions, qualifications, exclusions and limitations that are identified in this letter, we advise you that:

1.	The Guarantor is a limited liability company existing and in good standing under the Beverly-Killea Limited Liability Company Act.

2.	The Guarantor has the power of a limited liability company to enter into and perform its obligations under the Guarantees and the Indentures.

3.	The Guarantees and the Indentures have been duly authorized, executed, and delivered by the Guarantor.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered; and the authority of such persons signing on behalf of the parties thereto and the due authorization, execution and delivery of all documents by the parties thereto (except that we make no such assumption with respect to the Guarantor). As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Issuer, the Guarantor and others. For purposes of numbered paragraph 1, we have relied exclusively upon a certificate issued by a governmental authority in the relevant jurisdiction and such opinion is not intended to provide any conclusion or assurance beyond that conveyed by that certificate.

Our advice on every legal issue addressed in this letter is based exclusively on the internal law of State of California (including the statutory provisions, all applicable provisions of the state constitution and reported judicial decisions interpreting the foregoing), and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law. The manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. This letter is not intended to guarantee the outcome of any legal dispute which may arise in the future. None of the opinions or other advice contained in this letter considers or covers any foreign or state securities (or “blue sky”) laws or regulations.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. We assume no obligation to revise or supplement this opinion should the present laws of the State of California be changed by legislative action, judicial decision or otherwise.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.2 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

Sincerely,

/s/ Kirkland & Ellis LLP

Kirkland & Ellis LLP